INVESTMENT PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note 1 - Significant Accounting Policies

Nature of Operations: The Company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative office is located in Decatur, Illinois. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting: The Company's financial statements are prepared using the accrual method. Commission income and expenses are reported on a trade date basis.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Investments: The Company classifies its investments as trading. Securities classified as trading are carried in the financial statements at fair value. Realized and unrealized gains and losses are reported in operations.

Commissions Receivable: Commissions receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the outstanding balances, it has concluded that realized losses on balances outstanding at year-end will be immaterial.

Fixed Assets: Office furniture and equipment is depreciated using the straight line method. Leasehold improvements are amortized over the life of the lease, plus possible extensions, 15 years. Software is amortized over three years using straight-line amortization.

Income Taxes: Income taxes are based upon net earnings as reported in the financial statements. Deferred income taxes are provided for significant differences between financial and tax reporting. Such differences are primarily financial vs. tax depreciation, net operating losses, and unrealized losses.

Subsequent Events: Management has evaluated subsequent events through February 22, 2016, the date the financial statements were available to be issued.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2015

Note 13 - Agreements

On November 1, 2013, the Company entered into an agreement with a financial institution in Paris, Illinois, to provide registered representatives to their institution. The Company is required to pay each institute a set percentage of the gross fees collected for brokerage and advisory services. The payments to the institute represent reimbursement for costs associated with providing facilities, assistance, equipment, advertising and certain other items. The agreement expires November 1, 2016. The agreement automatically renews unless notice of termination is given. The agreement does not state any minimum required payments.

During 2006, the Company entered into an agreement with the financial institution in Lanark, Illinois, to provide registered representative to the institution. The Company is required to pay the institution a set percentage of the gross fees collected for brokerage and advisory services. The payment to the institution represents reimbursement for costs associated with providing facilities, assistance, equipment, advertising and certain other items. The Illinois agreement expired August 10, 2008. The agreement automatically renews unless notice of termination is given. The agreement does not state any minimum required payments.

Note 14 - Contingent Liabilities

The Company is a party to various legal actions normally associated with broker dealers, the aggregate effect of which, in management's and legal counsel's opinion, would not be material to the financial position of the Company.

INVESTMENT PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2015

Note 12 - Income Taxes

Deferred tax assets and liabilities consist of the following as of December 31, 2015:

Non-current deferred tax asset (liability)		
Unrealized loss on investments	$	15,900
Net operating loss carryforward - state		17,251
Use of accelerated depreciation methods for		
tax purposes		(5,155)
Net non-current deferred tax asset	$	27,996

The Company's effective tax rate varies from the federal statutory rate primarily because of the surtax exemption and expenses that are not deductible for federal income tax purposes.

The provision for income taxes consists of the following components as of December 31, 2015:

Current expense (benefit):		
State	$	1,099
Deferred benefit		
Federal		(21,295)
State		(20,475)
Total income tax benefit	$	(40,671)

The Company has net operating losses that are being carried forward to offset taxable income in future years as follows:

Years of Expiration

December 31, 2029	$	117,238
December 31, 2030		78,586
December 31, 2035		26,766
	$	222,590

INVESTMENT PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2015

Note 9 - Employee Benefit Plan

In 2004, the Company amended its defined contribution plan to be a Safe Harbor 401(k) plan. The plan covers virtually all employees. The profit sharing plan expense for 2015 was $ 36,068.

Note 10 - Operating Leases/Related Party Transactions

The Company leases its Decatur office space under a yearly lease agreement for $ 6,500 per month. The landlord is related to the Company through common ownership and is on a month to month basis. The lease is classified as a triple net. Office lease paid during 2015 was $ 78,000.

The Company leases an airplane from a related Company through common ownership. Under terms of the lease dated March 1, 2001, monthly payments for 2015 were $ 2,600, and continue on a month to month basis. Lease expense for 2015 was $ 31,200.

The Company leases a vehicle from a related Company through common ownership. Under terms of the lease dated November 21, 2011, payments were $ 709 per month, increasing to $ 818 per month as of December 21, 2014. Lease expense for 2015 was $ 9,873. The lease expired on December 31, 2015.

The Company is related to IPI Holding, LLC through common ownership. The Company has an administrative agreement with IPI Holding, LLC. Payments are $ 5,000 monthly. Expenses of $ 60,000 were paid in 2015.

Note 11 - Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its checking account and a money market account in one financial institution located in Decatur, Illinois and two money market funds with other fund groups. The balances are insured by the Federal Deposit Insurance Corporation up to current limits. At December 31, 2015, the Company had no uninsured cash balances.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2015

Note 5 - Capital Lease

Equipment subject to capital lease obligations is included in property and equipment. The cost of the equipment acquired under capital leases totaled $ 15,805 as of December 31, 2015. The related accumulated depreciation in 2015 was $ 7,902.

The Company entered into a 5 year capital lease agreement, expiring in 2018. The total lease obligation is $ 15,805, payable in monthly installments of $ 287, with interest at 3.5%. The lease expense for 2015 is $ 2,839.

Future minimum lease payments under the capital leases are:

2016	$	3,704
2017		3,440
2018		1,433
Total future minimum lease payments		8,577
Less amount representing interest		(352)
Present value of future minimum lease payments	$	8,225

Note 6 - Capital Stock

Capital stock consists of 100,000 shares authorized, 12,375 shares issued and outstanding, no par value, common stock.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission net capital requirements which require minimum net capital amounts be maintained. At December 31, 2015, the Company's minimum net capital requirement was the greater of $ 50,000 or 6-2/3% of aggregate indebtedness. The Company was in compliance with the net capital requirement at December 31, 2015.

Note 8 - Related Party Expense Reimbursement

The Company is related to IPI Wealth Management, Inc. through common ownership. During 2015, IPI Wealth Management, Inc. reimbursed the Company for certain expenses that the Company paid on behalf of IPI Wealth Management, Inc. in accordance with an expense sharing agreement. In 2015, the amount of the reimbursement was $ 750,000.

INVESTMENT PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2015

Note 2 - Cash and Cash Equivalents

At December 31, 2015, cash and cash equivalents consisted of:

Checking account, Busey Bank	$	120,345
Money Market Funds		66,697
Deposit with Clearing Organization		50,000
	$	237,042

Note 3 - Deposit with Clearing Organization

The Company is required to maintain a deposit of $ 50,000 with the organization that clears its customers' transactions. The $ 50,000 is included in cash and cash equivalents.

Note 4 - Fair Value Measurements

Fair values of assets measured on a recurring basis as of December 31, 2015, are as follows:

Fair Value Measurements at Reporting Date Using:

	Fair Value		Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$	145,498	$ 145,498		
Mutual funds		27,088	27,088		
Totals	$	172,586	$ 172,586	-	-

Financial assets valued using Level 1 inputs are based on unadjusted quoted market prices within active markets.

Financial assets valued using Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets.

Financial assets valued using Level 3 inputs are based on appraised values.

All assets have been valued using a market approach. There have been no changes in valuation techniques and related inputs.

Included in the decrease in market value on trading securities were gains of $ 511 and losses of $ 27,588 related to trading securities held at December 31, 2015.